    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 2003

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                   SCHEDULE TO

   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934
                                (AMENDMENT NO. 1)

                                ----------------
                        TELESP CELULAR PARTICIPACOES S.A.
                       (Name of Subject Company (issuer))

                        TELESP CELULAR PARTICIPACOES S.A.
                        (Name of Filing Person (offeror))

                                PREFERRED SHARES
                         (Title of Class of Securities)
                                       N/A
                      (CUSIP Number of Class of Securities)
                                ----------------


                              S. Todd Crider, Esq.
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                ----------------



                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION (1)                AMOUNT OF FILING FEE (2)
            U.S.$78,398,330                           U.S.$6,342.42

(1) Estimated for purposes of calculating the amount of the filing fee only. Calculated based on (1) an estimate of the maximum U.S. resident shareholder participation (estimated not to exceed 55% of the total) in the conversion of 78,752,712,772 preferred shares of Telesp Celular Participacoes S.A. ("TCP") into common shares, (2) the conversion ratio of one common share for each preferred share and (3) R$5.35, the average of the high and low prices of one lot of 1,000 common shares of TCP, as reported on the Sao Paulo Stock Exchange on November 17, 2003, converted into U.S. dollars based on an exchange rate of R$2.9485 = U.S.$1.00, the noon buying rate on November 17, 2003.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount Previously Paid: U.S.$6,342.42                  Filing Party: Telesp Celular Participacoes S.A.
      Form or Registration No.: Schedule TO                  Date Filed: November 20, 2003

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes to designate any transactions to which this statement relates:

      [ ] third party tender offer subject to Rule 14d-1     [ ] going-private transaction subject to Rule 13e-3
      [X] issuer tender offer subject to Rule 13e-4          [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

                            INTRODUCTORY STATEMENT

      This Amendment amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed by Telesp Celular Participacoes S.A. ("TCP"), a corporation (sociedade anonima) organized under the laws of the Federative Republic of Brazil, on November 20, 2003 to enable shareholders of TCP to convert 78,752,717,772 outstanding shares of preferred stock, no par value, for shares of common stock, no par value, of TCP in the aggregate for all shareholders at a one-to-one ratio.

      This Amendment is filed (1) to reflect the extension of the Offer (as defined in the Offer to Convert incorporated by reference into the Schedule TO) until 2:00 p.m., New York time, on January 6, 2004, unless the Offer is further extended, subject to the exceptions and conditions described below, and (2) to make the other changes to the Schedule TO described below.

ITEM 1. SUMMARY TERM SHEET

      Item 1 of the Schedule TO, which incorporates by reference the information contained in the Offer to Convert, is hereby amended by replacing the penultimate question and answer in the section "Summary Term Sheet" of the Offer to Convert in its entirety with the following:

      "IF I HAVE ELECTED TO CONVERT MY PREFERRED SHARES, MAY I STILL TRADE MY PREFERRED SHARES BEFORE THE EXPIRATION DATE OF THE OFFER?

            No, once you have elected to convert your preferred shares, those shares may not be traded before the expiration date of the Offer. If elections to convert are made with respect to more than the Offered Number of preferred shares, any pro rata portion of the shares that you elected to convert but that are not converted because the Offered Number was exceeded may be traded freely beginning on January 5, 2004."

ITEM 2. SUBJECT COMPANY INFORMATION.

      Item 2 of the Schedule TO, which incorporates by reference the information contained in the Offer to Convert, is hereby amended by replacing the fourth paragraph of the "Introduction" of the Offer to Convert in its entirety with the following:

            "As of December 5, 2003, TCP had 762,400,487,973 preferred shares issued and outstanding and 409,383,864,536 common shares issued and outstanding. After the conversion and the merger of shares of TCO with TCP, TCP expects that it will have 1,004,661,477,262 preferred shares issued and outstanding and 502,334,815,006 common shares issued and outstanding, assuming that none of the common shareholders of TCP or TCO exercises appraisal rights in connection with the merger of shares."

      Item 2 of the Schedule TO is further hereby amended by replacing the section titled "Certain Information about the Preferred Shares and Common Shares" of the Offer to Convert in its entirety with the following:

      "CERTAIN INFORMATION ABOUT THE PREFERRED SHARES, COMMON SHARES AND ADSs

            The principal market in which the preferred shares and common shares are traded is the Sao Paulo Stock Exchange, or BOVESPA, where the preferred shares are listed under the ticker symbol "TSPP4" and the common shares are listed under the ticker symbol "TSPP3." The ADSs trade on the New York Stock Exchange, where they are listed under the ticker symbol "TCP." Each ADS represents 2,500 preferred shares of TCP. As of December 5, 2003, there were 762,400,487,973 preferred shares and 409,383,864,536 common shares. The following table sets forth, for the calendar quarters indicated, the range of the high and low sales prices for each lot of 1,000 preferred shares and common shares and for each ADS since the first quarter of 2001.


                     PREFERRED SHARES           COMMON SHARES                 ADSs
                     ----------------           -------------                 ----
                    LOW         HIGH          LOW         HIGH          LOW        HIGH
                    ---         ----          ---         ----          ---        ----
2001                     (REAIS)                   (REAIS)               (U.S. dollars)
 1st Quarter       12.68        23.00        10.70        17.22        14.81        31.69
 2nd Quarter       12.40        17.96        10.51        15.91        14.12        19.50
 3rd Quarter        5.21        15.17         4.80        13.60         4.72        16.05
 4th Quarter        5.20         8.74         4.65         7.50         4.63         9.55

2002

 1st Quarter        5.72         9.26         5.16         7.95         6.33        10.03
 2nd Quarter        4.30         6.08         3.78         5.98         3.68         6.65
 3rd Quarter        2.60         4.07         2.60         4.00         1.73         3.66
 4th Quarter        2.66         4.42         2.40         4.00         1.71         3.20

2003

 1st Quarter        3.17         5.05         3.16         4.60         2.20         3.81

                     PREFERRED SHARES           COMMON SHARES                 ADSs
                     ----------------           -------------                 ----
                    LOW         HIGH          LOW          HIGH         LOW         HIGH
                    ---         ----          ---          ----         ---         ----
                         (REAIS)                   (REAIS)               (U.S. dollars)
 2nd Quarter        4.19         4.85         4.02         4.80         3.31         4.25
 3rd Quarter        3.93         5.99         3.60         4.86         3.19         5.20

-------
Sources:  BOVESPA, NYSE

ITEM 4. TERMS OF THE TRANSACTION.

      Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Convert, is hereby amended by adding the following paragraph at the end of the section entitled "Terms of the Offer; Expiration Date" in the Offer to Convert:

            "On December 11, 2003, TCP extended the Offer until 2:00 p.m., New York time, on January 6, 2004, unless the Offer is further extended, except that preferred shareholders whose shares are registered through Banco ABN Amro Real and that make an election to convert after the end of banking hours in Brazil on December 30, 2003 must follow the procedures described below under `Procedures for Accepting the Offer and Converting Preferred Shares.' TCP took this action due to the postponement of the extraordinary meetings of the common shareholders of TCP and TCO until January 7, 2004 by requirement of the Brazilian Securities Commission, the Comissao de Valores Mobiliarios ("CVM")."

      Item 4 of the Schedule TO is further amended by adding the following sentence to the end of third paragraph under "Terms of the Offer; Expiration Date" in the Offer to Convert:

      "If the extraordinary meeting of the shareholders of TCP or TCO to approve the merger of shares is delayed or further delayed, the offer to convert will be extended in order to comply with the prompt payment requirements of Rule 14e-1(c) of the Exchange Act."

      Item 4 of the Schedule TO is further amended by adding the following paragraph at the end of the section entitled "Procedures for Accepting the Offer and Converting Preferred Shares" in the Offer to Convert:

            "On December 11, 2003, TCP extended the Offer until 2:00 p.m., New York time, on January 6, 2004, unless the Offer is further extended. Shareholders whose shares are registered through CBLC (including shareholders that have invested under Resolution 2,689 of the National Monetary Council) and that wish to exercise the conversion option should ask their custodians or representatives to exercise the conversion option through CBLC no later than 2:00 p.m., New York time, on January 6, 2004. Shareholders whose shares are registered through Banco ABN Amro Real and that wish to exercise the conversion option should request conversion of their shares at any branch of Banco ABN Amro Real before the end of banking hours at the place of the applicable branch on December 30, 2003, either personally or by means of a duly appointed proxy. If a shareholder whose shares are registered through Banco ABN Amro Real wishes to exercise the conversion option after December 30, 2003, the shareholder must first transfer its shares to the custody of CBLC and thereafter request conversion through CBLC no later than 2:00 p.m., New York time, on January 6, 2004, as described above."

      Item 4 of the Schedule TO is further amended by restating in its entirety the first paragraph of the section entitled "Withdrawal Rights" in the Offer to Convert as follows:

            "For a withdrawal to be effective, you must communicate your withdrawal instructions to the same person or institution to which you communicated your election to convert preferred shares. If you or your representative in Brazil exercised the conversion option before CBLC, you or that representative, as applicable, must withdraw your election no later than 2:00 p.m., New York time, on January 6, 2004. If you exercised the conversion option before Banco ABN Amro Real, you must withdraw your election to convert at a branch of Banco ABN Amro Real before the end of banking hours at that branch on December 30, 2003. If the preferred shares you hold are registered through Banco ABN Amro Real and you wish to have the right to withdraw after December 30, 2003, you must exercise your option before CBLC, by transferring your shares to the custody of CBLC and requesting conversion through CBLC prior to January 6, 2004, rather than Banco ABN Amro Real."

ITEM 11. ADDITIONAL INFORMATION.

      Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Convert, is hereby amended by replacing the first sentence of the second paragraph under the section entitled "Condition to Offer and Effectiveness of Conversion" in the Offer to Convert with the following sentence:

      "If this condition is met, conversion will become effective upon the approval of the conversion by TCP's shareholders, which is expected to occur at an extraordinary meeting of the common shareholders of TCP currently scheduled for January 7, 2004."

      Item 11 of the Schedule TO is further amended by adding the following sentence at the end of the eighth paragraph in the subsection "Description of Capital Stock -- Brazilian Taxes" in the Offer to Convert:

      "However, the Brazilian government enacted Provisional Measure No. 135 on October 30, 2003 that may cause the taxation of gains realized outside Brazil by a U.S. holder or a non-Brazilian holder on the disposition of preferred shares to another U.S. holder or non-Brazilian holder as of January 1, 2004."

      Item 11 of the Schedule TO is further amended by replacing in its entirety the section entitled "Certain Legal Matters and Regulatory Approvals" in the Offer to Convert with the following:

            "General. TCP is not aware of (1) any license or other regulatory permit that appears to be material to the business of TCP or any of its subsidiaries, taken as a whole, that might be adversely affected by the conversion of preferred shares pursuant to the Offer or (2) except as set forth under "--CVM Investigation" below, of any approval or other action by any domestic (federal or state) or foreign governmental authority which would be required prior to the conversion of preferred shares by TCP pursuant to the Offer. Should any such approval or other action be required, it is TCP's present intention to seek such approval or action. Any such approval or other action, if needed, might not be obtained without substantial conditions, and adverse consequences might result to the business of TCP or certain parts of the business of TCP might have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken.

            CVM review. Certain holders of TCO's preferred shares have presented correspondence to the CVM seeking an investigation into the proposed merger of shares based on the allegation that the terms of the merger of shares are unfair to the holders of TCO preferred shares. This correspondence is based upon the difference in price paid by TCP for the common shares of TCO and the implied value for the preferred shares of TCO that TCO preferred shareholders will receive based upon the exchange ratio for the merger of shares. TCP replied to an inquiry from the CVM denying any wrongdoing.

            On November 19, TCP was notified of additional correspondence presented to the CVM on November 18, 2003 by a holder of TCO's preferred shares seeking an injunction or postponement of shareholders' meetings originally scheduled for December 22, 2003 pending an investigation of certain allegations relating to the merger of shares. The correspondence alleges certain technical deficiencies in the valuation of the shareholders' equity of TCP at market prices produced in connection with the merger of shares, which TCP corrected, and argues that the exchange ratio for the TCO shares is unfair and that the delay between the announcement of the ratio on January 16, 2003 and the proposed closing is too lengthy and unfairly disadvantages TCO's holders of preferred shares. On December 11, 2003, the CVM sent TCP a letter requiring a postponement of the extraordinary general meetings to approve the merger of shares to permit the CVM additional time to analyze the legality of the proposals for the merger of shares being submitted to the shareholders of TCP and TCO, and TCP and TCO have rescheduled the meetings for January 7, 2004. Although TCP affirms that the proposed merger of shares is legal and provides equitable treatment to TCP and TCO and denies the various allegations of unfairness or continuing deficiencies, TCP cannot predict the outcome of the CVM's analysis of the transaction. In addition, the CVM has the authority to initiate administrative proceedings against TCP and require TCP to file a defense."

            Antitrust. The conversion of the preferred shares pursuant to the Offer is not subject to the approval of Brazilian antitrust authorities."

ITEM 12. EXHIBITS.

1.1*    Offer to Convert dated November 20, 2003.

1.2*    Announcement to Shareholders, dated November 19, 2003.

1.3**   Notice of Material Fact, dated December 11, 2003.

1.4**   Press Release, dated December 12, 2003.

2.1 Shareholders Agreement by and among Telefonica Moviles, S.A., Portugal Telecom SGPS, S.A., PT Moveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefonica, S.A. filed on June 30, 2003 (the "2002 Telefonica 20-F") (SEC file number 001-09531).

2.2 Subscription Agreement by and among Telefonica Moviles, S.A., Portugal Telecom SGPS, S.A., PT Moveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefonica 20-F.

2.3 Note Purchase Agreement relating to the issuance by Telesp Celular Participacoes S.A. of E416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Portugal Telecom International Finance B.V., Telesp Celular Participacoes S.A. and Citibank N.A. London, incorporated by reference to Exhibit 2.4 to TCP's annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002 (the "2001 TCP 20-F") (SEC file number 001-14493).

2.4 Agency Agreement relating to the issuance by Telesp Celular Participacoes S.A. of E416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Citibank N.A. London and Telesp Celular Participacoes S.A., incorporated by reference to Exhibit 2.5 to the 2001 TCP 20-F.

3.1*    Consent of Simpson Thacher & Bartlett LLP.

----------
*     Previously filed on November 20, 2003.
**    Filed herewith.

                                  SIGNATURE

      After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                    TELESP CELULAR PARTICIPACOES S.A.



                                    By: /s/ Francisco Jose Azevedo Padinha
                                        ---------------------------------------
                                        Name:    Francisco Jose Azevedo Padinha
                                        Title:   Chief Executive Officer


                                    By: /s/ Fernando Abella Garcia
                                        --------------------------------------
                                        Name:    Fernando Abella Garcia
                                        Title:   Chief Financial Officer


Dated:  December 15, 2003